Exhibit 27

[Greenberg Traurig, LLP letterhead]

March 17, 2010

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS

Mr. Thomas E. Lynch

Mill Road Capital, L.P.

382 Greenwich Avenue, Suite One

Greenwich, CT 06830

Re:	Demand to Inspect Books and Records of Kona Grill, Inc. Pursuant to Section 220 of the General Corporation Law of the State of Delaware

Dear Mr. Lynch:

As you know, Greenberg Traurig, LLP represents Kona Grill, Inc. (the “Company”) and, at the direction of the Company’s Board of Directors (“Board”), we have been directed to respond to your letter dated March 10, 2010 (a copy of which is attached hereto), which was addressed to the Company’s Secretary, was received by him on March 10, 2010, and was forwarded by him to the Board on such date. (In the future, we ask that you kindly address all correspondence directly to the Board, Attention: Mark Zesbaugh, with copies to me.)

As an initial matter, the Board would like to underscore that it encourages open and transparent communication with all of its stockholders and likewise recognizes and appreciates the statutory right of any stockholder to request a review of the Company’s books, records and stockholder lists to the extent that such request is made properly in accordance with Section 220 of the General Corporation Law of the State of Delaware (the “DGCL”) and with other applicable Delaware law. That stated, however, the Company is not required under Section 220 of the DGCL to, and will not, make available for inspection and copying any books and records that are available entirely from the public domain (i.e., contained in the Company’s various periodic reports and proxy statement filings with the SEC under the Securities Exchange Act of 1934, as amended, available via the SEC’s EDGAR website to which we respectfully hereby refer you).

After having reviewed your request, the Board intends to accommodate you to the extent legally required, and is undertaking a review at this time of those items enumerated in your letter that (a) can be made available to you in short order, and (b) may require a longer period of time to assemble internally and prepare for inspection and copying by you, your representative and/or your agent. We will notify you as soon as practicable when the foregoing review has been completed and materials have been assembled so that you may make arrangements to travel or to send one of your representatives or agents to the Company’s principal office in Scottsdale, Arizona. Please note that, as stated above, certain materials may be assembled more quickly than other materials, and that the Company will inform you as soon as any materials have been assembled and are ready for inspection and copying. It will be solely your decision whether you want to make one trip or multiple trips to Scottsdale, Arizona for inspection and copying. Prior to making available for inspection and copying certain books and records responsive to your requests, however, the Board will require that you execute an appropriate confidentiality agreement acceptable to the Board, which is necessary to protect any information that the Board determines requires protection.

Please feel free to call me (302-661-7389) or my partners, Clifford E. Neimeth (212-801-9383) and Scott K. Weiss (602-445-8618), if you have any questions or if you would like to discuss anything in connection with your client’s request. We look forward to hearing from you.

Very truly yours,

/s/ Michael J. Maimone

Michael J. Maimone

MJM/ds
cc:	Peter M. Rosenblum (Foley Hoag LLP)
Paul Bork (Foley Hoag, LLP)
Clifford E. Neimeth (Greenberg Traurig, LLP)
Scott K. Weiss (Greenberg Traurig, LLP)
Mark Zesbaugh (Chairman, Audit Committee and Special Committee)
Kona Grill, Inc. Board of Directors